UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 0-49992

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

AMERITRADE HOLDING CORPORATION ASSOCIATES 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

AMERITRADE HOLDING CORPORATION
4211 SOUTH 102nd STREET
OMAHA, NE 68127-1031

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
Form 5500, Schedule H, Part IV, LIne 4(1) — Schedule of Assets Held for Investment Purposes at End of Year
Independent Auditors' Consent
Written Statement of Certification

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

Pages

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002

Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets Held for Investment Purposes at End of Year	7

     Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 23, 2003

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
CASH	$83,500	$84,127
EMPLOYER CONTRIBUTION RECEIVABLE	1,933,362	—
INVESTMENTS, at fair value (Notes 3 and 4)	44,274,727	51,203,576

Total assets	46,291,589	51,287,703

LIABILITIES
ACCOUNTS PAYABLE	—	98,226

Total liabilities	—	98,226

NET ASSETS AVAILABLE FOR BENEFITS	$46,291,589	$51,189,477

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS TO (SUBTRACTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment loss (Note 4):
Net depreciation in fair value of investments (Note 3)	$(4,139,221)	$(6,909,475)
Mutual fund dividends and gain distributions	252,511	478,668
Interest income	48,825	174,198

Net investment loss	(3,837,885)	(6,256,609)
Contributions:
Employer contributions	1,933,362	—
Participant contributions	5,169,377	5,596,930

Total	3,264,854	(659,679)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to plan participants	7,940,935	43,655,086
Administrative fees (Note 4)	221,807	298,041

Total	8,162,742	43,953,127

NET DECREASE	(4,897,888)	(44,612,806)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	51,189,477	95,802,283

End of year	$46,291,589	$51,189,477

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF PLAN

The following description of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution profit sharing and 401(k) plan covering employees of Ameritrade Holding Corporation and its participating affiliated companies (collectively, “the Company”) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions — Participants may contribute up to 50% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. Prior to April 1, 2002, participants’ salary deferrals were limited to 15% of their compensation. Participants direct the investment of all contributions into various options offered by the Plan. In addition, participants may transfer fund balances between the various fund options, including Company Common Stock. The Company makes contributions to the Plan at its discretion.

Participant Accounts — Each participant account is credited with the participant contributions, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings (or losses), and charged with an allocation of administrative fees, provided however, that effective December 1, 2002, forfeitures are first used to pay administrative fees and any excess fees are then charged to participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Company contributions and earnings (losses) thereon vest 20% after the second year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after six years of service. Participants immediately vest in their contributions plus actual earnings (losses) thereon.

Participant Loans — Participants may borrow from their fund accounts the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed 5 years.

Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.

Forfeited Accounts — Prior to December 1, 2002, forfeitures were used to reduce the Company’s discretionary contributions. Effective December 1, 2002, forfeitures are first used to pay the Plan’s administrative expenses and then used to reduce the Company’s discretionary contributions. In addition to the discretionary contributions, forfeitures of $1,569,909 and $2,215,069 were allocated to participant accounts for the years ended December 31, 2002 and 2001, respectively. As of December

31, 2002 and 2001, unallocated forfeitures of $1,582,759 and $2,249,215, respectively, were included in investments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation — Investments are valued as follows:

•	Ameritrade Holding Corporation Common Stock — The Common Stock is stated at fair value as determined by quoted market prices.

•	Mutual Funds — Mutual funds are stated at fair value as determined by quoted net asset value.

•	Participant Loans — Loans to participants are carried at the principal amount outstanding, which approximates fair value.

Income Recognition - Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net appreciation (depreciation) in fair value of investments is determined using the beginning of the year fair value or purchase price if acquired during the year.

Administrative Costs - The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan’s financial statements.

Payment of Benefits — Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets.

	December 31,

	2002	2001

Investments at fair value as determined by quoted market price:
Ameritrade Holding Corporation Common Stock	$27,683,145	$28,512,348
American Independence Money Market Fund	3,404,275	4,378,308
PIMCO Total Return Bond Fund	—	3,551,636
Federated Max Cap Institutional Fund	2,678,577	3,274,949
Franklin Strategic Small Mid Cap Growth Fund	3,490,023	2,709,916

During 2002 and 2001, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value, as follows:

	Year Ended December 31,

	2002	2001
Net Change in Fair Value:
Investments at fair value as determined by quoted market price:
Ameritrade Holding Corporation Common Stock	$(1,402,138)	$(4,361,186)
Mutual funds	(2,737,083)	(2,548,289)

Net Depreciation in Fair Value of Investments	$(4,139,221)	$(6,909,475)

4.	PARTIES-IN-INTEREST

The Plan holds shares of Ameritrade Holding Corporation Common Stock. Ameritrade Holding Corporation is the Plan sponsor. Certain administrative fees are paid to Intrust Bank, N.A. Intrust Bank, N.A. is the trustee as defined by the Plan. These transactions qualify as party-in-interest transactions.

5.	TAX STATUS

The Plan obtained a favorable tax determination letter dated April 3, 2003, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

During the year ended December 31, 2001, the Company involuntarily terminated greater than 20% of its work force. In accordance with IRS regulations, participants who were involuntarily terminated during the year ended December 31, 2001, were 100% vested in their accounts regardless of years of service.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401 (k) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002

	Column B	Column C	Column E

		Description of Investment
		Including Collateral,
	Identity of Issue, Borrower,	Rate of Interest, Maturity	Current
	Lessor or Similar Party	Date, Par or Maturity Value	Value

*	Ameritrade Holding Corporation	Common Stock, 4,891,015 shares	$27,683,145
	American Independence Funds	American Advantage US Government Money Market Fund, 278 shares	278
	American Independence Funds	American Independence Money Market Fund , 3,404,275 shares	3,404,275
	Federated Investors, Inc.	Federated Stock Fund, 72,392 shares	1,967,606
	Federated Investors, Inc.	Federated Max Cap Institutional Fund, 150,229 shares	2,678,577
	Franklin Resources, Inc.	Franklin Strategic Small Mid Cap Growth Fund, 158,999 shares	3,490,023
	American Independence Funds	Nestegg Capital Preservation Fund, 4,782 shares	45,473
	American Independence Funds	Nestegg 2010 Fund, 20,632 shares	185,478
	American Independence Funds	Nestegg 2020 Fund, 40,599 shares	334,941
	American Independence Funds	Nestegg 2030 Fund, 55,899 shares	438,251
	American Independence Funds	Nestegg 2040 Fund, 68,041 shares	500,781
	Lazard Freres & Co.	Lazard International Equity Fund, 92,837 shares	824,391
	Royce	Royce Low Priced Stock Fund, 13,205 shares	128,751
	Franklin Resources, Inc.	Templeton Developing Markets Fund, 31,731 shares	317,307
	PIMCO Advisors, L.P.	PIMCO Total Return Bond Fund, 194,913 shares	2,079,720

*	Loans to Participants	Maturing from January 2003 to February 2007, interest range: 6.1% to 10.5%	195,730

			$44,274,727

*	Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Employee Benefit Plan Administrative Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

Date	June 26, 2003	By	/s/ John R. MacDonald John R. MacDonald Ameritrade Holding Corporation
Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Independent Auditors’ Consent

99.1	Written Statement Of Certification Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002